Exhibit 99.1

PIEDMONT LITHIUM INVESTOR WEBINAR

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to advise that it will host an investor webinar on Monday July 23, 2018 at 10:15am AEST to discuss the results of the Company’s Scoping Study for its vertically-integrated Piedmont Lithium Project (“Project”) located within the Carolina Tin-Spodumene Belt in North Carolina, USA (“TSB”).

During the webinar, President & CEO Keith Phillips will discuss the details of the Scoping Study. Investors are invited to send questions prior to the webinar to simon@nwrcommunications.com.au and they will be addressed during the webinar.

Investors are advised to register prior to the Piedmont Lithium Investor Webinar at the link below:

https://attendee.gotowebinar.com/register/5992525680499790338

After registering, you will receive a confirmation email containing information about joining the webinar.

A recording of the webinar will be made available shortly after the conclusion at the same link.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

Piedmont Lithium Locations within the Carolina Tin-Spodumene Belt